UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 29, 2021

Commission File Number 001-16125

ASE Technology Holding Co., Ltd.
(Translation of registrant’s name into English)

26, Chin 3rd Road Kaohsiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TECHNOLOGY HOLDING CO., LTD.

Date: July 29, 2021	By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

1 ASE Technology Holding Co., Ltd. July 29, 2021 ASE Technology Holding Second Quarter 2021 Earnings Release

2 Safe Harbor Notice This presentation contains "forward - looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Although these forward - looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward - looking statements, which apply only as of the date of this press release. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify these forward - looking statements in this press release. These forward - looking statements are necessarily estimates reflecting the best judgment of our senior management and our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied by the forward - looking statements for reasons including, among others, risks associated with cyclicality and market conditions in the semiconductor or electronic industry; changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities; demand for the outsourced semiconductor packaging, testing and electronic manufacturing services we offer and for such outsourced services generally; the highly competitive semiconductor or manufacturing industry we are involved in; our ability to introduce new technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; general economic and political conditions; the recent shift in United States trade policies; possible disruptions in commercial activities caused by natural or human - induced disasters; fluctuations in foreign currency exchange rates; and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including the 2020 Annual Report on Form 20 - F filed on April 6, 2021.

3 2021 Business Update • 2Q21 and 1H21 revenues and margin improvement on track • 2Q21 ATM revenues grew 8% quarter over quarter (all in USD terms ); 1H21 ATM revenues grew 20% year over year or 48% year over year excluding EAR - affected business • 1H21 Test revenues recovered ahead of schedule; 1H21 revenues grew 54% year over year excluding EAR - affected business • 2Q21 HoldCo revenues grew 7% quarter over quarter; 1H21 HoldCo revenues grew 28% year over year • 1H21 HoldCo operating margin improved 2.7 percentage points year over year • 2H21: quarter - to - quarter revenue and margin improvement • Stronger ATM demand than previous target with momentum continuing into 2022 • 1H21 ATM GM at full year target of 25%; further GM expansion in 2H expected • HoldCo 2021 operating margin target should exceed or at the high end target of 2.5 - 3.0 percentage points improvement over 2020 Note: All numbers indicated are in USD terms

4 • Short Term • Demands indicating a strong 2022 with another better than seasonal 1Q22, long term service agreements extending to 2023 • Capacity expansion needs to consider holistic and balanced supply continuity across the complete material/equipment/process ecosystem, earliest estimate is 2023 • Double booking, inventory control may exist but should be localized and temporal with limited impact to overall business momentum Business Outlook

5 • Longer Term: 4 Tailwinds • Demand: Semiconductor demand is driven by innovation. While Covid - 19 effect could be temporal, we are witnessing an acceleration of demands driven by innovations in 5G, AI, EV, IoT, etc. The relationship between innovations and total semiconductor volume can be illustrated by a pyramid. If one assumes a leading - edge innovation is on top of a pyramid, any advancement of innovation will cause the pyramid to grow taller (h will increase), to support a taller pyramid, the base and width and total volume of the pyramid will need to increase proportionally. Semiconductor ecosystem is self - similar in nature, to support any innovation, a proportional increase of systems and infrastructures are required, which in turn, an increase of all devices at all levels, are required. Business Outlook (continued)

6 • Longer Term: 4 Tailwinds • Consolidation: Supply chain constraint is forcing industry into accepting more standard/flexible/secure supply chains, this is good for open - platform service providers such as Foundry and OSAT • Taiwan: Cluster efficiency, economies of scale and supply chain flexibility leading to a virtuous cycle for Taiwan - based suppliers • ASEH: Clear leadership in scale and market share, margin, efficiency, heterogeneous integration, and automation, a de facto choice and indispensable manufacturing partner Business Outlook (continued)

Consolidated Statements of Comprehensive Income

Quarterly Comparison

(unaudited)

(NT$ Million)	Q2 / 2021	%	Q1 / 2021[2]	%	Q2 / 2020	%	QoQ	YoY
Net Revenues:								
ATM	77,160	60.8%	71,184	59.6%	67,314	62.6%	8%	15%
EMS	49,147	38.7%	47,684	39.9%	39,703	36.9%	3%	24%
Others	619	0.5%	602	0.5%	532	0.5%	3%	16%
Total Net Revenues	126,926	100.0%	119,470	100.0%	107,549	100.0%	6%	18%
Gross Profit	24,804	19.5%	21,886	18.3%	18,809	17.5%	13%	32%
Operating Income (Loss)	13,174	10.4%	10,908	9.1%	8,427	7.8%	21%	56%
Pretax Income (Loss)	13,344	10.5%	11,180	9.4%	8,879	8.3%	19%	50%
Income Tax Benefit (Expense)	(2,648)	-2.1%	(2,451)	-2.1%	(1,646)	-1.5%		
Non-controlling Interest	(358)	-0.3%	(252)	-0.2%	(296)	-0.3%		
Net Income Attributable to Shareholders of the Parent	10,338	8.1%	8,477	7.1%	6,937	6.5%	22%	49%
Basic EPS	2.40		1.97		1.63		22%	47%
Diluted EPS	2.30		1.92		1.60		20%	44%
Additional Commentary From Management:								
Gross Profit excl. PPA expenses[1&2]	25,738	20.3%	22,911	19.2%	19,697	18.3%	12%	31%
Operating Profit excl. PPA expenses[1&2]	14,372	11.3%	12,202	10.2%	9,567	8.9%	18%	50%
Net Profit excl. PPA expenses[1&2]	11,510	9.1%	9,745	8.2%	8,092	7.5%	18%	42%
Basic EPS excl. PPA expenses[1&2]	2.67		2.26		1.90		18%	41%

[1]: PPA expenses are the P&L impacts from the accounting treatment of purchase price allocation in relation to the ASE/SPIL transaction, which resulted in increased asset values from purchase price premiums in PP&E, intangibles and right-of-use assets. The PPA expenses excluded are related to depreciation, amortization and other expenses $1.13bn in 2Q21, $1.18bn in 1Q21 and $1.15bn in 2Q20.

[2]: We have completed the identification of the difference between the cost of the investment and our share of the net fair value of Asteelflash's identifiable assets and liabilities in 2Q21; therefore, we retrospectively adjusted the amounts for 1Q21. PPA expenses are the P&L impacts from the accounting treatment of purchase price allocation in relation to the USI/Asteelflash transaction, which resulted in increased asset and liability values from purchase price premiums in inventory, PP&E, intangibles, right-of-use assets and deferred tax liability. The PPA expenses excluded are related to inventory cost, depreciation, amortization, income tax benefit and non-controlling interest $0.05bn in 2Q21 and $0.12bn in 1Q21.

ASE GROUP
© ASE Group. All rights reserved.
7

8 ATM Statements of Comprehensive Income Quarterly Comparison (unaudited) (NT$ Million) Q2 / 2021 % Q1 / 2021 % Q2 / 2020 % QoQ YoYNet Revenues: Packaging 65,936 83.5% 61,545 83.4% 55,732 80.2% 7% 18% Testing 11,677 14.8% 11,131 15.1% 12,693 18.3% 5% -8% Direct Material 1,372 1.7% 1,044 1.4% 1,051 1.5% 31% 31% Others 3 0.0% 47 0.1% 40 0.0% -94% -93% Total Net Revenues 78,988 100.0% 73,767 100.0% 69,516 100.0% 7% 14% Gross Profit 20,210 25.6% 18,007 24.4% 15,082 21.7% 12% 34% Operating Income (Loss) 11,827 15.0% 9,918 13.4% 7,224 10.4% 19% 64% Additional Commentary From Management: Gross Profit excl. PPA expenses 1 21,091 26.7% 18,890 25.6% 15,970 23.0% 12% 32% Operating Profit excl. PPA expenses 1 12,959 16.4% 11,054 15.0% 8,364 12.0% 17% 55% 1 : PPA expenses are the P&L impacts from the accounting treatment of purchase price allocation in relation to the ASE/SPIL transaction, which resulted in increased asset values from purchase price premiums in PP&E, intangibles and right - of - use assets. The PPA expenses excluded are related to depreciation and amortization $1.13bn in 2Q21 and $ 1.14bn both in 1Q21 and 2Q20.

9 ATM Operations (unaudited) 13,334 15,082 14,540 16,478 18,007 20,210 66,209 69,516 71,820 72,752 73,767 78,988 20.1% 21.7% 20.2% 22.6% 24.4% 25.6% 0% 10% 20% 30% 40% 0 20,000 40,000 60,000 80,000 Q1/20 Q2/20 Q3/20 Q4/20 Q1/21 Q2/21 NT$ Million Gross Profit Gross Margin Revenue

10 ATM Revenue by Application (unaudited) 54% 54% 53% 52% 50% 50% 15% 14% 14% 14% 14% 14% 31% 32% 33% 34% 36% 36% 0% 20% 40% 60% 80% 100% Q1/20 Q2/20 Q3/20 Q4/20 Q1/21 Q2/21 Communication Computing Automotive, Consumer & Others

11 38% 38% 37% 35% 34% 33% 36% 35% 37% 39% 40% 42% 7% 7% 8% 9% 9% 8% 17% 18% 17% 15% 15% 15% 2% 2% 1% 2% 2% 2% 0% 20% 40% 60% 80% 100% Q1/20 Q2/20 Q3/20 Q4/20 Q1/21 Q2/21 Material Testing Discrete and Other Wirebonding Bump/FC/WLP /SiP ATM Revenue by Type (unaudited)

12 EMS Operations Quarterly Comparison & Revenue By Application (unaudited ) (NT$ Million) Q2 / 2021* % Q1 / 2021* % Q2 / 2020 % QoQ YoY EMS Net Revenues 49,154 100.0% 47,693 100.0% 39,709 100.0% 3% 24% Gross Profit 4,476 9.1% 4,011 8.4% 3,730 9.4% 12% 20% Operating Income (Loss) 1,273 2.6% 1,176 2.5% 1,242 3.1% 8% 2% 36% 46% 40% 45% 39% 39% 14% 12% 6% 4% 7% 10% 33% 28% 40% 39% 33% 28% 11% 10% 9% 8% 14% 16% 6% 3% 4% 3% 5% 5% 1% 1% 1% 2% 2% 0% 20% 40% 60% 80% 100% Q1/20 Q2/20 Q3/20 Q4/20 Q1/21 Q2/21 Communication Computing & Storage Consumer Industrial Automotive Others *: We have completed the identification of the difference between the cost of the investment and our share of the net fair va lue of Asteelflash’s identifiable assets and liabilities in 2Q21; therefore, we retrospectively adjusted the amounts for 1Q21. PPA expenses are the P&L impacts from the accounting tre atm ent of purchase price allocation in relation to the USI/ Asteelflash transaction, which resulted in increased asset and liability values from purchase price premiums in inventory, PP&E, intangibles, right - of - use assets and deferred tax liability. The PPA expenses excluded are related to inventory cost, depreciation and amortization $0.07bn in 2Q21 and $0.16bn in 1Q21.

13 Key Balance Sheet Items & Indices (unaudited) (NT$ Million) Jun. 30, 2021 Mar. 31, 2021* Cash and cash equivalent 52,987 73,783 Financial assets - current 4,492 5,114 Financial assets - non current & investments - equity method 19,982 19,168 Property, plant & equipment 244,861 237,908 Total assets 611,857 606,626 Short-term loans 40,460 41,186 Current portion of bonds payable 3,699 3,699 Current portion of long-term loans 4,864 4,434 Bonds payable 48,474 48,457 Long-term loans & long-term bills payable 106,124 124,247 Total interest bearing debts 209,723 228,237 Total liabilities 357,352 360,632 Total equity (Including non-controlling interest) 254,505 245,994 Quarterly EBITDA 27,350 24,867 Current ratio 1.30 1.44 Net debt to equity ratio 0.60 0.61 *: We have completed the identification of the difference between the cost of the investment and our share of the net fair value of Asteelflash’s identifiable assets and liabilities in 2Q21; therefore, we retrospectively adjusted the amounts for 1Q21 . Such adjustments included an increase of $0.40bn to total assets, an increase of $0.51bn to total liabilities and a decrease of $0.11bn to shareholders’ equity as of March 31, 2021 .

14 Equipment Capital Expenditure vs. EBITDA (unaudited) 410 495 415 379 471 611 635 751 788 908 879 976 0 200 400 600 800 1,000 Q1/20 Q2/20 Q3/20 Q4/20 Q1/21 Q2/21 US$ Million Capex EBITDA

15 Third Quarter 2021 Outlook* Based on our current business outlook and exchange rate assumptions, management projects overall performance for the third quarter of 2021 to be as follows: • In USD terms, ATM 3rd quarter 2021 volume to increase 12% with ASP holding stable versus 2nd quarter 2021 levels; • ATM 3rd quarter 2021 gross margin’s sequential improvement should be similar with the sequential improvement in the 2nd quarter of 2021; • In USD terms, EMS 3rd quarter 2021 business level should be slightly higher than the average level of the 3rd and 4th quarter in 2020 ; • EMS 3rd quarter 2021 operating margin should be around our targeted 2021 full year operating margin . *: Due to the impact of the COVID - 19 outbreak, our outlook continues to be subject to a higher degree of risk. The information provided is done so as a reference of our current view as of the date of this presentation. Our business, financial condition an d results of operations are of greater adverse risk; and, as a result, there may be a higher likelihood of material variances b etw een our expected and actual results .

16 www.aseglobal.com Thank You

Appendix 1

Consolidated Statements of Comprehensive Income

(unaudited)

(NT$ Thousand)	Q1/2020	Q2/2020	Q3/2020	Q4/2020	FY/2020	Q1/2021	Q2/2021
Revenues	97,357,155	107,548,773	123,195,399	148,877,383	476,978,710	119,469,784	126,926,346
COGS	81,201,507	88,739,372	103,475,591	125,577,972	398,994,442	97,583,415	102,122,197
PPA under COGS	1,049,113	887,560	886,817	884,479	3,707,969	1,024,525	934,046
Gross profit	16,155,648	18,809,401	19,719,808	23,299,411	77,984,268	21,886,369	24,804,149
Gross profit excl. PPA	17,204,761	19,696,961	20,606,625	24,183,890	81,692,237	22,910,894	25,738,195
OPEX	10,092,942	10,382,863	10,578,715	12,053,666	43,108,186	10,977,703	11,630,191
PPA under OPEX	253,185	253,185	253,185	253,185	1,012,742	269,154	263,566
Operating income	6,062,706	8,426,538	9,141,093	11,245,745	34,876,082	10,908,666	13,173,958
Operating income excl. PPA	7,365,004	9,567,283	10,281,095	12,383,410	39,596,792	12,202,345	14,371,570
Non Op gain/(loss)	(826,352)	452,430	(126,617)	1,358,135	857,596	271,633	170,726
PPA under Non Op gain/(loss)	30,283	13,617	(1,659)	57,724	99,966	43,225	2,813
Non Op gain/(loss) excl. PPA	(796,069)	466,047	(128,276)	1,415,859	957,562	314,858	173,539
Pretax income	5,236,354	8,878,968	9,014,477	12,603,881	35,733,680	11,180,299	13,344,684
PPA under Pretax income	1,332,581	1,154,363	1,138,344	1,195,389	4,820,676	1,336,904	1,200,425
Pretax income excl. PPA	6,568,935	10,033,331	10,152,821	13,799,270	40,554,356	12,517,203	14,545,109
Tax expenses	1,175,024	1,645,554	1,797,149	1,839,173	6,456,900	2,451,096	2,648,128
PPA under Tax expense	0	0	0	0	0	(38,471)	(16,281)
Tax expense excl. PPA	1,175,024	1,645,554	1,797,149	1,839,173	6,456,900	2,489,567	2,664,409
Non-controlling interest	162,700	295,819	504,607	720,674	1,683,800	252,076	358,136
PPA under Non-controlling interest	0	0	0	0	0	30,714	12,812
Non-controlling interest excl. PPA	162,700	295,819	504,607	720,674	1,683,800	282,790	370,948
Net income attributable to shareholders of the parent	3,898,630	6,937,595	6,712,721	10,044,034	27,592,980	8,477,127	10,338,420
PPA expenses under Net income attributable to shareholders of the	1,332,581	1,154,363	1,138,344	1,195,389	4,820,676	1,267,719	1,171,332
Net income attributable to shareholders of the parent excl. PPA	5,231,211	8,091,958	7,851,065	11,239,423	32,413,656	9,744,846	11,509,752
Total PPA expenses	1,332,581	1,154,363	1,138,344	1,195,389	4,820,676	1,298,433	1,184,144
Basic EPS (NT$)	0.92	1.63	1.57	2.35	6.47	1.97	2.40
Basic EPS (NT$) excl. PPA	1.23	1.90	1.84	2.63	7.60	2.26	2.67
Diluted EPS (NT$)	0.89	1.60	1.54	2.30	6.31	1.92	2.30
Diluted EPS (NT$) excl. PPA	1.21	1.87	1.80	2.58	7.44	2.21	2.57

ASE GROUP
© ASE Group. All rights reserved.
17